UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 33)*




                           WINNEBAGO INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)

                                    974637100
                                 (CUSIP Number)

                             WILLIAM M. LIBIT, ESQ.
                             CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603
                                 (312) 845-2981
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 12, 2004
                          (Date of Event which Requires
                            Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 974637100
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(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Person

         Hanson Capital Partners, L.L.C.  I.R.S. Identification No. 52-2286575
         John V. Hanson          SS# ###-##-####
         Mary Joan Boman         SS# ###-##-####
         Paul D. Hanson          SS# ###-##-####


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(2)      Check the Appropriate Box if a Member of a Group  (See Instructions)

                                                                     (a)     [x]
                                                                     (b)     [ ]

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(3)      SEC Use Only




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(4)      Source of Funds

         Not applicable.


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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]




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(6)      Citizenship or Place of Organization

         Hanson Capital Partners, L.L.C. is a Delaware limited liability company.

         John V. Hanson, Mary Joan Boman and Paul D. Hanson are United States citizens.

CUSIP No. 974637100                                                       Page 2
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                     -----------------------------------------------------------
                     (7)      Sole Voting Power
                              Hanson Capital
                                 Partners, L.L.C.     3,099,612+ shares (9.1%)

                              John V. Hanson          40,260+ (includes 200+
                                                      shares owned by wife and
                                                      40,000+ shares which
                                                      John V. Hanson has a right
                                                      to acquire)*

                              Mary Joan Boman         145,496+ (includes 53,070+
                                                      shares owned by husband,
                                                      Gerald E. Boman, and
                                                      40,000+ shares which
                                                      Gerald E. Boman has the
                                                      right to acquire)*

                              Paul D. Hanson          320+ shares*
                              *less than 1.0 percent.
         NUMBER OF
          SHARES     -----------------------------------------------------------
       BENEFICIALLY  (8)      Shared Voting Power
         OWNED BY
                              Not Applicable.

           EACH      -----------------------------------------------------------
         REPORTING   (9)      Sole Dispositive Power
          PERSON              Hanson Capital
                                 Partners, L.L.C.     3,099,612+ shares (9.1%)

                              John V. Hanson          40,260+ (includes 200+
                                                      shares owned by wife and
                                                      40,000+ shares which
                                                      John V. Hanson has a right
                                                      to acquire)*

                              Mary Joan Boman         145,496+ (includes 53,070+
                                                      shares owned by husband,
                                                      Gerald E. Boman, and
                                                      40,000+ shares which
                                                      Gerald E. Boman has the
                                                      right to acquire)*

                              Paul D. Hanson          320+ shares*
                              *less than 1.0 percent.
           WITH      -----------------------------------------------------------
                     (10)     Shared Dispositive Power
                              See (9) above.


-----------------
+ Adjusted to reflect the 2 for 1 dividend of Winnebago's Common Stock effective
  March 5, 2004.

CUSIP No. 974637100                                                       Page 3
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         See (7) and (9) above.


(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]


(13)     Percent of Class Represented by Amount in Row (11)

         See (7) and (9) above.


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(14) Type of Reporting Person (See Instructions)

         Hanson Capital Partners, L.L.C., CO.

         John V. Hanson, IN; Mary Joan Boman, IN; Paul D. Hanson, IN


ITEM 1.  SECURITY AND ISSUER

         The class of securities to which this statement relates is Common Stock, $.50 par value (the "COMMON STOCK"), of Winnebago Industries, Inc. ("WINNEBAGO"), an Iowa corporation. The address of Winnebago's principal executive offices is P.O. Box 152, Forest City, Iowa 50436.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Hanson Capital Partners, L.L.C., John
V. Hanson, Mary Joan Boman and Paul D. Hanson. Hanson Capital Partners, L.L.C. ("HCP") is a Delaware limited liability company which is currently comprised of the Luise V. Hanson Qualified Terminable Interest Property Marital Deduction Trust (the "QTIP TRUST"), the Luise V. Hanson Revocable Trust dated September 22, 1984 (the "REVOCABLE TRUST"), the John V. Hanson Family Trust, the Paul D. Hanson Family Trust and the Mary Joan Boman Family Trust. The business address for HCP is c/o Mr. John V. Hanson, 7019 SE Harbor Circle, Stuart, Florida 34996. The business address for the QTIP Trust is c/o Ms. Linda K. Johnson, Manufacturers Bank and Trust Company, 245 East J Street, P.O. Box 450, Forest City, Iowa 50436. The business address for the Revocable Trust is c/o Mr. John
V. Hanson, 7019 SE Harbor Circle, Stuart, Florida 34996. The general purpose of HCP is to provide a business structure for the members of the family of Luise V. Hanson and trusts to enable them to pool and invest assets under consolidated ownership and management. Mr. John V. Hanson is retired and his residence address is 7019 SE Harbor Circle, Stuart, Florida 34996. Mrs. Mary Joan Boman is retired and her residence address is 743 S.W. Thornhill Lane, Palm City, Florida 34990. Mr. Paul D. Hanson is retired and his residence address is 60 W. Pelican Street, #106, Naples, Florida 34113.

CUSIP No. 974637100                                                       Page 4
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         John V. Hanson, Mary Joan Boman, Paul D. Hanson and Bessemer Trust Company are co-trustees under the Revocable Trust which has a 64.4% membership interest in HCP. The John V. Hanson Family Trust of which John V. Hanson and Mary Joan Boman are co-trustees and John V. Hanson is the beneficiary, has a .2% membership interest in HCP. The Paul D. Hanson Family Trust, of which Paul D. Hanson, John V. Hanson and Mary Joan Boman are co-trustees and Paul D. Hanson is the beneficiary, has a .2% membership interest in HCP. The Mary Joan Boman Family Trust of which John V. Hanson and Mary Joan Boman are co-trustees and Mary Joan Boman is the beneficiary, has a .2% membership interest in HCP. John
V. Hanson, Mary Joan Boman, Paul D. Hanson and Bessemer Trust Company, N.A. are co-trustees under the QTIP Trust which has a 34.9% membership interest in HCP.

         None of HCP, John V. Hanson, Mary Joan Boman, and Paul D. Hanson has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, none of HCP, John V. Hanson, Mary Joan Boman and Paul D. Hanson has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of the foregoing being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         John V. Hanson, Mary Joan Boman and Paul D. Hanson are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         NOT APPLICABLE. This amendment is being filed to report a change in the direct and indirect beneficial ownership by HCP of an aggregate of 85,300 shares of Common Stock as a result of the sale by HCP on April 8, 2004 of 25,000 shares of Common Stock through a broker pursuant to the Rule 10b5-1 Trading Plan (the "TRADING PLAN") with Bessemer Trust Company of Florida; the sale by HCP on April 12, 2004 of 60,000 shares of Common Stock through a broker pursuant to the Trading Plan; and the sale by HCP on April 13, 2004 of 300 shares of Common Stock through a broker pursuant to the Trading Plan. Reference is made to Item 4 for a description of the transactions.


ITEM 4.  PURPOSE OF TRANSACTION

         On April 8, 2004, HCP sold 25,000 shares of Common Stock through a broker pursuant to the Trading Plan for an approximate purchase price of $832,537 or an average price per share of $33.3015; on April 12, 2004, HCP sold 60,000 shares of Common Stock through a broker pursuant to the Trading Plan for an approximate purchase price of $1,949,436 or an average price per share of $32.4906; and on April 13, 2004, HCP sold 300 shares of Common Stock through a broker pursuant to the Trading Plan for an approximate purchase price of $9,840 or an average price per share of $32.8000.

CUSIP No. 974637100                                                       Page 5
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         The QTIP Trust, the Revocable Trust, the John V. Hanson Family Trust, the Paul D. Hanson Family Trust and the Mary Joan Boman Family Trust are the only members of HCP.

         The undersigned do not presently have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of Winnebago, or the disposition of securities of Winnebago, other than the acquisition or disposition of membership or economic interests in HCP or the disposition by HCP of Winnebago Common Stock in accordance with the Rule 10b5-1 Trading Plan and after termination of such Plan from time to time when believed to be in the best interests of HCP's members;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Winnebago or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Winnebago or any of its subsidiaries;

(d) Any change in the present board of directors or management of Winnebago, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Winnebago;

(f) Any other material change in Winnebago's business or corporate structure;

(g) Changes in Winnebago's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Winnebago by any person;

(h) Causing a class of securities of Winnebago to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Winnebago becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) HCP is the beneficial owner of 3,099,612+ shares of Common Stock, which represent approximately 9.1% of Winnebago's issued and outstanding Common Stock. The Revocable Trust, of which John V. Hanson, Mary Joan Boman and Paul D. Hanson (each


-----------------
+ Adjusted to reflect the 2 for 1 dividend of Winnebago's Common Stock effective
  March 5, 2004.

CUSIP No. 974637100                                                       Page 6
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         an "INDIVIDUAL TRUSTEE" and collectively, the "INDIVIDUAL TRUSTEES") and Bessemer Trust Company (the "CORPORATE TRUSTEE") are co-trustees, is a member of HCP and has a 64.4% membership interest in HCP.

(b) By virtue of the Revocable Trust's 64.4% membership interest in HCP, a majority of the Individual Trustees together with the Corporate Trustee have sole voting power with respect to 3,099,612+ shares of Common Stock of which HCP is the beneficial owner. A majority of the Individual Trustees together with the Corporate Trustee have sole dispositive power with respect to the 3,099,612+ shares of Common Stock of which HCP is the beneficial owner, except that disposition of all or substantially all of those shares requires the unanimous approval of all members of HCP.

(c) Except for (i) the transactions described in Item 4, (ii) the sale of an aggregate of 127,300 shares of Common Stock by HCP on April 6, 2004 and April 7, 2004, as reported on Schedule 13D (Amendment No. 32),
         (iii) the sale of an aggregate of 103,300 shares of Common Stock by HCP on April 2, 2004 and April 5, 2004, as reported on Schedule 13D (Amendment No. 31), (iv) the sale of an aggregate of 59,500 shares of Common Stock by HCP on March 31, 2004 and April 1, 2004, as reported on
         Schedule 13D (Amendment No. 30), (v) the sale of an aggregate of 151,200 shares of Common Stock by HCP on March 29, 2004 and March 30, 2004, as reported on Schedule 13D (Amendment No. 29), (vi) the sale of an aggregate of 260,000 shares of Common Stock by HCP on March 25, 2004 and March 26, 2004, as reported on Schedule 13D (Amendment No. 28),
         (vii) the sale of an aggregate of 240,000 shares of Common Stock by HCP on March 18, 2004 and March 19, 2004, as reported on Schedule 13D (Amendment No. 27), (viii) the sale of an aggregate of 103,400 shares of Common Stock by HCP on March 11, 2004 and March 12, 2004, as reported on Schedule 13D (Amendment No. 26), (ix) the sale of an aggregate of 152,200 shares of Common Stock by HCP on March 9, 2004 and March 10, 2004, as reported on Schedule 13D (Amendment No. 25), (x) the sale of 25,000 shares of Common Stock by HCP on March 5, 2004, as reported on Schedule 13D (Amendment No. 24), and (xi) the sale of 46,100 shares of Common Stock by HCP on March 4, 2004, as reported on
         Schedule 13D (Amendment No. 23); none of HCP, John V. Hanson, Mary Joan Boman or Paul D. Hanson has had any transactions in Common Stock during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.


-----------------
+ Adjusted to reflect the 2 for 1 dividend of Winnebago's Common Stock effective
  March 5, 2004.

CUSIP No. 974637100                                                       Page 7
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Hanson Capital Partners L.L.C. Limited Liability Company Agreement provides that members of HCP shall manage HCP and any action taken by the members under such Agreement requires the consent of members representing a majority of the member percentage interests, except that certain actions, such as the disposition of all or substantially all of HCP's assets, requires the unanimous approval of all members of HCP.

         On February 12, 2004, HCP entered into the Trading Plan with Bessemer Trust Company. HCP intends to sell up to 2,428,900 shares of Common Stock at a minimum price of $30.00 per share pursuant to the Trading Plan. The maximum number of shares of Common Stock that may be sold under the Trading Plan and the minimum price at which each share of Common Stock described in the preceding sentence were adjusted automatically on a proportionate basis to take into account a 2 for 1 dividend of Winnebago's Common Stock on March 5, 2004. The Trading Plan terminates on July 31, 2004, unless terminated earlier in accordance with its terms. HCP entered into the Trading Plan as a continuing part of its investment portfolio diversification plan.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

CUSIP No. 974637100                                                       Page 8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           HANSON CAPITAL PARTNERS, L.L.C.

     April 14, 2004                        /s/ John V. Hanson
-----------------------                    -------------------------------------
        (Date)                             John V. Hanson, as Managing Director



     April 14, 2004                        /s/ Mary Joan Boman
-----------------------                    -------------------------------------
        (Date)                             Mary Joan Boman, as Managing Director



     April 14, 2004                        /s/ Paul D. Hanson
-----------------------                    -------------------------------------
        (Date)                             Paul D. Hanson, as Managing Director

CUSIP No. 974637100                                                       Page 9
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     April 14, 2004                        /s/ Mary Joan Boman
-----------------------                    -------------------------------------
        (Date)                                       Mary Joan Boman

CUSIP No. 974637100                                                      Page 10
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     April 14, 2004                        /s/ John V. Hanson
-----------------------                    -------------------------------------
        (Date)                                       John V. Hanson

CUSIP No. 974637100                                                      Page 11
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     April 14, 2004                        /s/ Paul D. Hanson
-----------------------                    -------------------------------------
        (Date)                                       Paul D. Hanson